Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BlackRock, Inc.
Commission File No.: 001-15305
BlackRock-MLIM Transition Planning Update
MARCH 10, 2006 FROM: THE TRANSITION PLANNING STEERING COMMITTEE
The role and members of the Transition Planning Steering Committee
One of the first steps BLK and MLIM took to begin planning for the merger of our firms was to form the Transition Planning Steering Committee (TPSC). Co-chaired by Bob Doll, President and Chief Investment Officer of MLIM, and Ralph Schlosstein, President of BlackRock, the TPSC is made up of 12 members — six from each firm — and will provide oversight, decision-making, and coordination for integration planning.

BlackRock	MLIM
Ralph Schlosstein, President	Bob Doll, President and CIO

Henry Gabbay, Head of Admin & Ops	Rob Fairbairn, Head of EMEA Pacific Region

Charlie Hallac, Head of BlackRock Solutions	John Fosina, CAO

Rob Kapito, Head of Portfolio Management	Brian Fullerton, Americas CIO

Barbara Novick, Head of Account Mgmt	Frank Porcelli, Americas COO

Sue Wagner, COO	Quintin Price, EMEA Pacific CIO
BlackRock’s Simon Mendelson, MD of Strategy and Development, and MLIM’s Abby Reynolds, Director of Strategy, will act as project managers for the TPSC, facilitating coordination and communication.
Working groups up and running
The TPSC has created a structure for the planning effort, organizing the work between four sub-committees overseeing 18 working groups encompassing Portfolio Management, Clients, Infrastructure and Technology & Operations. The working groups have been charged with developing specific project plans and engaging additional employees, as necessary, in timely and thorough execution of these plans. We know you will give all the teams involved in transition planning your full support.
Over the past several weeks, senior BlackRock and MLIM executives have exchanged visits across offices and facilities worldwide. Town Hall and departmental meetings have been held in numerous locations. Professionals are beginning to get to know each other and to appreciate the strengths in our respective organizations. These early meetings have confirmed that BlackRock and MLIM are highly complementary, that both companies have strong growth momentum, and that together we will have even greater growth opportunities. Our mission in the months ahead is to plan and execute a seamless transition for our clients and to identify an organizational structure that will best enable us to realize our collective potential.
TPSC updates
Another important role of the TPSC is communication, and we plan to communicate with you through bulletins like this one, through your managers and through the Transition Information Center on the MLIM Global Intranet. We expect you to protect the confidentiality of our activities and plans by refraining from discussing them outside the firm. As always, all inquiries from the media should be referred to Megan Frank in Media Relations at 212-449-7284.
Employee feedback and questions
We continue to encourage employees to provide us with your feedback and questions. You can contact any of the TPSC or working group members directly, or send us an email. The address is TPSC (MLIM).

Our mission
Our mission is clear: achieving competitive investment results and providing our clients with thoughtful solutions and exceptional service. We cannot falter in these efforts, either during the transition phase or after closing. Whether you are participating in a transition task force or you are making sure we are fulfilling our ongoing operating obligations, you are making a vital contribution to the ultimate success of the new firm. Please know that your hard work is not going unnoticed, and we thank you for your continuing efforts.
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In connection with the proposed transaction, BlackRock Inc. (“BlackRock”) intends to file a registration statement, including a proxy statement of BlackRock, and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2005 annual meeting of stockholders, dated April 23, 2005, and information regarding BlackRock’s directors and executive officers is available in its proxy statement, dated March 10, 2005, for its 2005 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.